UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Final Amendment)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Blackstone Alternative Alpha Fund II

(Name of Issuer)

Blackstone Alternative Alpha Fund II

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Arthur Liao

c/o Blackstone Alternative Asset Management L.P.

345 Park Avenue, 29th Floor

New York, New York 10154

(212) 583-5013

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James E. Thomas, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

(617) 951-7367

December 20, 2017

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$9,344,738(a)	$1,163(b)
(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the estimated net asset value per Advisor Class II Share or the estimated net asset value per Advisor Class III Share as of October 31, 2017.
(b)	Calculated at $124.50 per $1,000,000.00 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $1,163	Filing Parties: Blackstone Alternative Alpha Fund II
Form or Registration No.: Schedule TO	Date Filed: December 20, 2017

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed by Blackstone Alternative Alpha Fund II (the “Fund”) on December 20, 2017 relating to the tender offer (the “Offer”) by the Fund to purchase up to 8,050 of its outstanding shares of beneficial interest (the “Shares”), comprised of both Advisor Class II Shares and Advisor Class III Shares, at a price equal to the respective net asset value of each class of Shares as of March 31, 2018 on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on January 23, 2018.

2.	989 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of March 31, 2018 in the amount of $1,149,022.

4.	The payment of the purchase price of the Shares tendered was made in the form of promissory notes respectively issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about April 27, 2018 to the tendering Shareholders a total of $1,083,595, representing approximately 94% of the unaudited net asset value of the total amount of the Shares tendered by Shareholders. The promissory note issued to a Shareholder also entitles such Shareholder to receive a contingent post-audit payment equal to the amount (if any) by which the net asset value of the Shares tendered by such Shareholder and purchased by the Fund as of the Valuation Date (as such net asset value may be adjusted based on the next annual audit of the Fund’s financial statements) exceeds the initial payment to such Shareholder. The post-audit payment will be paid promptly after the completion of the Fund’s annual audit. Proceeds of the initial payment and post-audit payment will be wire-transferred.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE ALTERNATIVE ALPHA FUND II

	By:	/s/ Arthur Liao
	Name:	Arthur Liao
Dated: May 16, 2018	Title:	Principal Financial and Accounting Officer